January 21, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jay E. Ingram

Re:	Argos Therapeutics, Inc.

Registration Statement on Form S-1

Filed December 30, 2013

File No. 333-193137

Dear Mr. Ingram:

On behalf of Argos Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in a letter, dated January 14, 2014 (the “Letter”), from Jay E. Ingram of the Staff of the Securities and Exchange Commission (the “Staff”) to Jeffrey D. Abbey, the Company’s Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

On behalf of the Company, we advise you as follows:

Management, page 129

1.	Please file the consent of director nominee, Dr. Alexey Vinogradov, as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

Response:	In response to the Staff’s comment, the Company has filed the consent of Dr. Alexey Vinogradov as Exhibit 99.1 to Amendment No. 1.

Securities and Exchange Commission

January 21, 2014

Pharmstandard, page 160

2.	Please disclose that the license agreement and Series E financing were negotiated concurrently on an arm’s length basis and that Pharmstandard did not own any shares of your capital stock before the closing of the Series E financing. We note the representations made in your December 24, 2013 response to comment 1 in our December 11, 2013 comment letter on your confidential treatment request.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 164 of Amendment No. 1.

Exhibit 10.17

3.	We note that the exhibit does not reflect the change that you agreed to make in your December 24, 2013 response to comment 2 in our December 11, 2013 comment letter on your November 13, 2013 confidential treatment request. Please refile the exhibit to disclose the portions of Sections 3.2 and 10.2 for which you are no longer seeking confidential treatment.

Response:	In response to the Staff’s comment, the Company has refiled Exhibit 10.17 with Amendment No. 1.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Jeffrey D. Abbey